EXHIBIT 12

COCA-COLA ENTERPRISES INC.

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(In millions, except ratios)

	Year-Ended December 31,
	2007	2006		2005	2004	2003
Computation of Earnings:
Income (loss) from continuing operations before income taxes	$841	$(2,118)		$790	$818	$972
Add:
Interest Expense	609	616		622	607	595
Amortization of capitalized interest	3	2		2	3	3
Amortization of debt premium/discount and expenses	37	20		16	14	14
Interest portion of rent expense	71	63		55	57	48

Earnings as Adjusted	$1,561	$(1,417)		$1,485	$1,499	$1,632

Computation of Fixed Charges:
Interest expense	$609	$616		$622	$607	$595
Capitalized interest	3	3		4	3	1
Amortization of debt premium/discount and expenses	37	20		16	14	14
Interest portion of rent expense	71	63		55	57	48

Fixed charges	$720	$702		$697	$681	$658
Preferred stock dividends	—	—		—	—	2

Combined Fixed Charges and Preferred Stock Dividends	$720	$702		$697	$681	$660
Ratio of Earnings to Fixed Charges(A)	2.17	n/a	(B)	2.13	2.20	2.48

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.17	n/a	(B)	2.13	2.20	2.47

(A)	Ratios were calculated prior to rounding to millions.
(B)	Fixed charges exceeded our adjusted earnings by $2.1 billion for the year ended December 31, 2006.